SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

COPART 1 PARTICIPAÇÕES S.A.

a wholly-owned indirect subsidiary of

TELEMAR NORTE LESTE S.A.

a subsidiary of

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Name of Filing Person (Offerors))

Preferred Shares, without par value, and American Depository Shares, each representing five Preferred Shares	105530109
(Title of classes of securities)	(CUSIP number of American Depositary Shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$ 393,587,848.25	US$ 15,468.00

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), only. The Transaction Valuation was calculated assuming the purchase of 20,826,442 preferred shares, without par value (including preferred shares represented by American Depositary Shares), the maximum number of preferred shares subject to the offer, at a purchase price of R$30.47 in cash per preferred share. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the average of the bid and ask exchange rates published by the Brazilian Central Bank at the close of business on June 17, 2008 of US $1.00=R$1.6123.
(2)	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 6 for fiscal year 2008, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$15,468.00	Filing Party:	Tele Norte Leste Participações S.A
Form of Registration No.:	Schedule TO-T	Date Filed:	June 19, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9 and Item 11.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission, or the SEC, on June 19, 2008 by Tele Norte Leste Participações S.A., or TNL, a sociedade anônima organized under the laws of the Federative Republic of Brazil, Telemar Norte Leste S.A., or Telemar, a sociedade anônima organized under the laws of the Federative Republic of Brazil, and COPART 1 Participações S.A., or COPART 1, a sociedade anônima organized under the laws of the Federative Republic of Brazil. COPART 1 is a wholly-owned indirect subsidiary of Telemar, which is a subsidiary of TNL. The Schedule TO relates to the offer by COPART 1 to purchase up to 20,826,442 preferred shares, without par value, including preferred shares represented by American Depositary Shares, or ADSs, of Brasil Telecom Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or Brasil Telecom Holding, at a price of R$30.47 per preferred share (for reference, equivalent to approximately U.S.$94.49 per ADS based on (i) one ADS representing five preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil, or the Central Bank, through the SISBACEN system at 7:00 p.m., Brasilia time (6:00 p.m., New York City time) on June 17, 2008, which was U.S.$1.00=R$1.6123) in cash, net of stock exchange and settlement fees described in the offer to purchase dated June 19, 2008 (the “Offer to Purchase”), any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including, without limitation, all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 1 refer to the Offer to Purchase.

COVER

The first sentence in the second paragraph is hereby revised to delete the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates)”.

SUMMARY TERM SHEET—The Tender Offer

The first sentence of the paragraph on page 1 titled “The Tender Offer” is hereby revised to delete the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates)”.

SUMMARY TERM SHEET—Do you have the financial resources to pay for the preferred shares?

The fourth sentence under the caption “Do you have the financial resources to pay for the preferred shares?” on page 6 is hereby amended and restated to read as follows:

“Telemar and TNL expect to obtain the necessary funds from existing cash balances and cash equivalents.”

SUMMARY TERM SHEET—How do I tender my preferred shares directly?

Clause (2) of the first sentence under the caption “How do I tender my preferred shares directly” on page 8 is hereby amended and restated to read as follows:

“(2) present any documentation required by the broker; and”

INTRODUCTION

The first paragraph under the caption “INTRODUCTION” on page 14 is hereby revised to delete the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates)”.

The first sentence of the fifth full paragraph on page 15 is hereby amended and restated to read as follows:

“Our forward-looking statements speak only as of the date they were made.”

THE TENDER OFFER—Section 1—Terms of the Tender Offer and Expiration Date

The following text is hereby added after the second paragraph on page 17:

“The Auction

The preferred shares (including preferred shares represented by ADSs) tendered in the tender offer will be purchased through an Auction on the BOVESPA, subject to proration under certain circumstances described in this offer to purchase. Under Brazilian regulations, the Auction is required to be conducted under the rules prescribed by the BOVESPA. These rules require that:

•	we submit to the BOVESPA for its review, comment and approval:

•	a form of the Edital (Notice of Tender Offer) relating to the tender offer; and

•

a laudo de avaliação (valuation report) prepared by the intermediary institution engaged with respect to the tender offer, a brokerage company, a distributor of securities, a financial institution with an investment portfolio and experience in preparing valuation reports, or a specialized company with experience in preparing valuation reports; and

•	we submit to the BOVESPA a list of all registered holders of the shares issued by Brasil Telecom Holding as of a date within 10 days prior to the date on which the Notice of Tender Offer is published.

As part of the authorization process, we were permitted to request that the Auction be scheduled on a specific date. As part of the BOVESPA’s authorization of the Auction, the BOVESPA specified:

•	the time and date on which brokers that wish to participate in the Auction must qualify to participate;

•	the time on the Auction Date by which sell orders for the preferred shares must be submitted through the Megabolsa, the electronic trading system of the BOVESPA;

•	the code to be used on the Megabolsa for submitting sell orders in the Auction; and

•	the time on the Auction Date at which the Auction will take place.

In connection with the Auction, we were required to engage an intermediary institution, which pursuant to Brazilian regulations must be a brokerage company, a distributor of securities, or a financial institution with an investment portfolio, to place buy orders on our behalf in the Auction and to guarantee our purchase of the preferred shares for which we place these buy orders.

On June 5, 2008, Telemar submitted the Form of Notice of Tender Offer relating to the tender offer to the BOVESPA. On June 10, 2008, the BOVESPA provided comments regarding the Form of Notice of Tender Offer to us. We discussed these comments with the BOVESPA on June 10, 2008 and submitted a revised Form of Notice of Tender Offer to the BOVESPA on June 11, 2008. On June 13, 2008, the BOVESPA authorized the Auction and the auction for the preferred shares of Brasil Telecom Holding to be held on its trading system. On June 18, 2008, Telemar submitted the valuation report and the shareholder list related to the tender offer to the BOVESPA. On June 19, 2008, we published the Notice of Tender Offer in Valor Econômico (edição nacional), Diário Oficial da União (DF) and Correio Braziliense (DF) as required by Brazilian regulations. Under Brazilian regulations, the Auction must occur no later than the 45th day following the publication of the Notice of Tender Offer (or the following Brazilian business day if the 45th day is not a Brazilian business day).

The authorization granted by the BOVESPA provided that the Auction would occur at 3:00 p.m., Brasília time (2:00 p.m., New York City time) on the Auction Date. Under the rules of the BOVESPA, the Auction will take place through the Megabolsa. The Auction must follow the rules established by the BOVESPA, and each shareholder tendering its preferred shares in the Auction (including the custodian under the Deposit Agreement that holds preferred shares that are represented by ADRs) is required to comply with the requirements of the BOVESPA for trading shares on the BOVESPA.

In order to participate in the Auction, prior to 5:00 p.m. (Brasília Time) on the business day immediately preceding the Auction Date, shareholders who wish to participate in the Auction (including the custodian under the Deposit Agreement that holds preferred shares that are represented by ADRs) must qualify to do so, indicating to Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, the Brazilian intermediary institution, or any other brokerage company authorized to represent such holder the BOVESPA (including the ADS Broker), the number of preferred shares such holder intends to tender in the tender offer. To qualify for the Auction, shareholders (including the custodian under the Deposit Agreement that holds preferred shares that are represented by ADRs) must observe the procedures required by the brokerage company for such registration.

Any shareholder (including the custodian under the Deposit Agreement that holds preferred shares that are represented by ADRs) who intends to tender preferred shares in the Auction must transfer such preferred shares to portfolio No. 7105-6 at the CBLC (which will be opened in the name of each shareholder and held by the CBLC solely for such purpose) through its agent for custody at the CBLC prior to 12:00 noon, Brasília time (11:00 a.m., New York City time), on the Auction Date. Preferred shares held through the Transfer Agent are not registered at CBLC. A Holder of preferred shares held through the Transfer Agent should instruct its broker to request the transfer of its preferred shares to the custody of CBLC in order to enable the broker to tender the preferred shares in the Auction on its behalf. Settlement of transfers of preferred shares to the custody of CBLC occurs three Brazilian business days following the execution of the order to transfer. As a result, a holder must request this transfer no less than three Brazilian business days prior to the Expiration Date.

Sell orders from brokers (including the ADS Broker) tendering preferred shares on behalf of tendering shareholders, must be submitted no later than 12:00 noon, Brasília time (11:00 a.m., New York City time), on the Auction Date through the BOVESPA’s Megabolsa electronic trading system using the code “BRTP4L.” If sell orders are submitted through the BOVESPA’s Megabolsa electronic trading system, but the corresponding preferred shares have not been transferred to portfolio No. 7105-6 at the CBLC prior to 12:00 noon, Brasília time (11:00 a.m., New York City time), on the Auction Date, those sell orders will be cancelled. In the case of holders of ADSs who participate in the Auction through the ADS Tender Agent, the ADS Broker will place such sell order.

Under the rules of the BOVESPA, any holder of preferred shares may instruct its broker to withdraw its sell order at any time prior to the commencement of the Auction.

At the time of the Auction, Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, the Brazilian intermediary institution, will submit a buy order for 20,826,442 preferred shares at the price set forth in this offer to purchase on our behalf through the BOVESPA’s Megabolsa electronic trading system using the code “BRTP4L.” At the time of the Auction, unless a competing bid is made as described in “The Tender Offer—Section 2—Acceptance for Purchase and Purchase of Preferred Shares and ADSs,” the BOVESPA will match the buy order made on our behalf with the sell orders placed on behalf of holders of preferred shares as described above, subject to proration as described below under “—Proration.”

In accordance with CBLC rules, the financial settlement of the Auction through the payment of the purchase price for preferred shares purchased by us in the Auction will occur three business days after the Auction Date and payment of the purchase price in Brazilian reais will be made on that date through the CBLC’s settlement system to each holder of preferred shares that were purchased in the Auction.”

The sixth sentence of the first paragraph on page 17 is hereby amended and restated as follows:

“Promptly after receipt of the proceeds, the ADS Tender Agent will distribute such proceeds, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs, to the holders of ADSs representing preferred shares accepted for purchase in the tender offer.”

THE TENDER OFFER—Section 2—Acceptance for Purchase and Purchase of Preferred Shares and ADSs

The sixth sentence of the third paragraph on page 19 is hereby amended and restated to read as follows:

“Promptly after receipt of the proceeds, the ADS Tender Agent will distribute such proceeds, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs, to the holders of ADSs representing preferred shares accepted for purchase in the tender offer.”

THE TENDER OFFER—Section 3—Procedures for Accepting the Tender Offer and Tendering Preferred Shares and ADSs

The fifth full paragraph on page 21 is hereby amended and restated to read as follows:

“If an ADS holder tenders ADSs but the underlying preferred shares are not accepted for purchase for any reason (including, without limitation, any pro rata reduction of preferred shares accepted for purchase in the tender offer as described in “—Section 1—Terms of the Tender Offer and Expiration Date”), ADRs evidencing those ADSs will be returned promptly after the expiration or termination of the tender offer, or, in the case of ADSs transferred through DTC, the unpurchased ADSs will be credited to the account at DTC from which they were transferred promptly after the expiration or termination of the tender offer.”

The second sentence of the third paragraph under the caption “Direct Participation in the Tender Offer” on page 22 is hereby amended and restated to read as follows:

“Such holder may be required by its broker, prior to the Auction Date, to provide a document attesting its registration number with CVM and BACEN (in the last case the so-called RDE-Portfolio number). If such shareholder is a foreign individual, such shareholder may be required by its broker to provide a certified copy of such shareholder’s Individual Taxpayer Registration (CPF).”

The first sentence of the paragraph under the caption “Direct Holders of Preferred Shares” on page 22 is hereby amended and restated to read as follows:

“A direct holder of preferred shares must, no later than the Share Expiration Time on the Expiration Date, either personally or by means of a duly appointed proxy, contact and register with a broker authorized to conduct trades on the BOVESPA, instruct the broker to tender its preferred shares in the Auction on its behalf and present any documentation required by the broker and comply with any other requirements of the broker.”

The fourth sentence of the second paragraph on page 23 is hereby amended and restated as follows:

“Before it will accept an order to transfer preferred shares to a broker, the Transfer Agent will generally check the personal information for that holder in its records against the personal information the holder has provided to the broker to make sure they are the same.”

The fourth and fifth sentences of the third paragraph on page 23 are hereby amended and restated to read as follows:

“Such holder may be required by its broker, prior to the Auction Date, to prove a document attesting its registration number with CVM and BACEN (in the last case the so-called RDE-Portfolio number). If such shareholder is a foreign individual, such shareholder may be required by its broker to provide a certified copy of such shareholder’s Individual Taxpayer Registration (CPF).”

THE TENDER OFFER—Section 4—Withdrawal Rights

The second sentence of the first paragraph on page 25 is hereby amended and restated as follows:

“If an ADS holder withdraws the preferred shares underlying its ADSs from the tender offer, the ADRs evidencing those ADSs will be returned promptly after the proper withdrawal of the preferred shares underlying the ADSs or, in the case of a book-entry transfer of ADSs, the ADSs representing the properly withdrawn preferred shares will be credited to the account at DTC from which they were transferred promptly after proper withdrawal.”

THE TENDER OFFER—Section 6—Source and Amount of Funds

The third sentence of the paragraph under the caption “Section 6. Source and Amount of Funds” on page 27 is hereby amended and restated to read as follows:

“Telemar and TNL expect to obtain the necessary funds from existing cash balances and cash equivalents.”

THE TENDER OFFER—Section 7—Material Tax Consequences

The first sentence of the first paragraph under the caption “United States Federal Income Tax Consequences” on page 29 is hereby amended and restated to read as follows:

“The following is a summary of the material U.S. federal income tax consequences of the tender offer.”

The caption “U.S. Internal Revenue Service Circular 230 disclosure” and the paragraph following this caption on page 30 are hereby deleted.

THE TENDER OFFER—Section 11—Certain Information About COPART 1, COARI, Telemar, TNL and TmarPart

The second paragraph under caption “Shareholders of TmarPart”, the table under that paragraph and the footnotes to the table on page 36 are hereby amended and restated to read as follows:

“The following table sets forth information concerning the direct or indirect ownership of the common shares and preferred shares of TmarPart as of June 17, 2008. TmarPart’s preferred shares have voting rights in exceptional circumstances only.

	Common Shares		Preferred Shares		Total
TmarPart Shareholders	Number of Shares Owned	%	Number of Shares Owned	%	Number of Shares Owned	%
BNDES Participações S.A. — BNDESPar	858,225,276	31.4%	1,000,000	100.0%	859,225,276	31.4%
Fiago Participações S.A	683,147,324	25.0%	—	—	683,147,324	25.0%
L.F. Tel S.A.(1)	529,095,882	19.3%	—	—	529,095,882	19.3%
AG Telecom Participações S.A.(2)	705,461,176	25.8%	—	—	705,461,176	25.8%
Fundação Atlântico de Seguridade Social	137,316,044	5.0%	—	—	137,316,044	5.0%
Others	10	*	—	—	10	*

*	less than 1%
(1)	Represents direct ownership of 352,730,588 common shares owned by L.F. Tel S.A. and indirect ownership of 176,365,294 common shares held by Asseca Participações S.A. L.F. Tel S.A. holds 50.0% of the voting and total share capital of Asseca Participações S.A.
(2)	Represents direct ownership of 352,730,588 common shares owned by AG Telecom Participações S.A., indirect ownership of 176,365,294 common shares owned by Andrade Gutierrez Investimentos em Telecomunicações S.A., a wholly owned subsidiary of AG Telecom Participações S.A., and indirect ownership of 176,365,294 common shares held by Asseca Participações S.A. Andrade Gutierrez Investimentos em Telecomunicações S.A. holds 50.0% of the voting and total share capital of Asseca Participações S.A.”

The paragraph under caption “Legal Proceedings” on page 37 is hereby amended and restated to read as follows:

“During the last five years, we have not, and none of COARI, TmarPart or the persons or entities listed on Schedule I hereto has, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to any judicial or administrative proceeding (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.”

THE TENDER OFFER—Section 14—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Shares and ADS

The second sentence of the second paragraph under caption “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Shares and ADS” on page 44 is hereby amended and restated to read as follows:

“Other than as set forth in the preceding paragraph, none of COPART 1, COARI, Telemar, TNL, TmarPart or the persons or entities listed on Schedule I hereto beneficially owns any preferred shares.”

The first paragraph on page 45 is hereby amended and restated to read as follows:

“Except as set forth below, no transactions in the preferred shares have been effected since April 20, 2008 (60 days prior to the commencement of the tender offer) by (1) COPART 1 or any of its majority owned subsidiaries, (2) Telemar or any of its majority owned subsidiaries, (3) TNL or any of its majority owned subsidiaries, (4) any of the executive officers or directors of COPART 1, Telemar or TNL or any executive officer or director of any of their respective subsidiaries, (5) TmarPart, (6) BNDESPar or any of BNDESPar’s executive officers or directors, (7) Fiago or any of Fiago’s executive officers or directors, (8) L.F. Tel or any of L.F. Tel’s executive officers or directors, (9) AG TelPart or any of AG TelPart’s executive officers, or (10) FASS or any of FASS’ executive officers or directors.”

The third paragraph on page 45 is hereby amended and restated to read as follows:

“Except as set forth above in “—Section 12—Background of the Tender Offer,” none of COPART 1, COARI, Telemar, TNL, TmarPart or any of the persons listed on Schedule I hereto is a party to any agreement, arrangement, understanding or relationship with any other person relating, directly or indirectly, to any of Brasil Telecom Holding’s securities (including any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).”

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as described below.

Exhibit (a)(1)(B) is hereby amended by amending and restating the second sentence of Instruction 4 on page 13 to read as follows:

“In such case, new ADRs evidencing the untendered ADSs represented by the delivered ADRs will be issued and sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in Box 2: “Special Issuance Instructions” or Box 3: “Special Delivery Instructions,” as the case may be, on this Letter of Transmittal, promptly following the expiration or termination of the tender offer.”

Exhibit (a)(1)(B) is hereby amended by deleting the caption “U.S. Internal Revenue Service Circular 230 Disclosure” and the paragraph following this caption in Instruction 9 on page 14.

Exhibit (a)(1)(B) is hereby amended by amending and restating fourth sentence of the third paragraph of Instruction 11 on page 15 to read as follows:

“If an ADS holder withdraws preferred shares underlying its ADSs from the tender offer, the ADRs evidencing those ADSs will be returned promptly after the proper withdrawal of the preferred shares underlying the ADSs or, in the case of a book-entry transfer of ADSs, the ADSs representing properly withdrawn preferred shares will be credited to the account at DTC from which they were transferred promptly after proper withdrawal.”

Exhibit (a)(1)(C) is hereby amended by deleting the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates)” in the first paragraph.

Exhibit (a)(1)(D) is hereby amended by deleting the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates)” in the first paragraph.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2008

COPART 1 Participações S.A.

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name:	Luiz Eduardo Falco Pires Corrêa
Title:	Chief Executive Officer

By:	/s/ José Luis Magalhães Salazar
Name:	José Luis Magalhães Salazar
Title:	Chief Financial Officer

Telemar Norte Leste S.A.

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name:	Luiz Eduardo Falco Pires Corrêa
Title:	Chief Executive Officer

By:	/s/ José Luis Magalhães Salazar
Name:	José Luis Magalhães Salazar
Title:	Chief Financial Officer and Investor Relations Officer

Tele Norte Leste Participações S.A.

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name:	Luiz Eduardo Falco Pires Corrêa
Title:	Chief Executive Officer

By:	/s/ José Luis Magalhães Salazar
Name:	José Luis Magalhães Salazar
Title:	Chief Financial Officer and Investor Relations Officer